INDEPENDENT ACCOUNTANTS' REPORT

The Bear Stearns Funds
383 Madison Avenue
New York, New York 10179

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Bear Stearns Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 21, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 21, 2003, and with respect to agreement of security purchases and sales, for the period from December 27, 2002 (the date of our last examination) through February 21, 2003:

     o Confirmation of all securities held by institutions in book entry form for the account of Custodial Trust Company ("CTC") by The Depository Trust Company, Chase Manhattan Bank, Bank One Clearing Centre, Citibank, NA, and/or Federated Investors, agents of CTC;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with CTC's records; and

     o Agreement of 10 security purchases and 10 security sales or maturities since our last report from the books and records of the Funds' to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 21, 2003 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/S/ DELOITTE & TOUCHE LLP
-------------------------

DELOITTE & TOUCHE LLP
New York, New York
March 21, 2003

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of The Bear Stearns Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 21, 2003, and from December 27, 2002 (the date of Deloitte & Touche LLP's last examination) through February 21, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 21, 2003, and from December 27, 2002 (the date of Deloitte & Touche LLP's last examination) through February 21, 2003, with respect to securities reflected in the investment account of the Funds.




/S/ FRANK J. MARESCA
--------------------------

Frank J. Maresca
Executive Vice President, Bear Stearns Asset Management



/S/ VINCENT PEREIRA
--------------------------

Vincent Pereira
Vice President, Bear Stearns Asset Management

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------------------------------------ ---------------------------

1. Investment Company Act File Number:                                                     Date examination completed:

811-08798                                                                                  FEBRUARY 21, 2003
------------------------------------------------------------------------------------------ ---------------------------
2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      WV                 WI                 WY                 PUERTO RICO
      ------------------ ------------------ ------------------ -------------------------------------------------------
      Other (specify):
----------------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement: BEAR
   STEARNS FUNDS

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4. Address of principal executive officer (number, street, city, state, zip code):

   383 Madison Avenue, 23rd Floor, New York, New York 10179

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April 2, 2003


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         Bear Stearns Funds
         Registration No. 811-08798, CIK No. 0000931145

Ladies and Gentlemen:

On behalf of our client BEAR STEARNS FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated March 21, 2003 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 21, 2003.

Yours truly,


/s/ Mark Richman
Partner


Enclosure